PHL Variable Insurance Company

Customer Care Center

P.O. Box 22012

Albany, NY 12201

www.phoenixwm.com

1-800-541-0171

May 24, 2013

Re: Your variable annuity contract or variable universal life insurance policy issued by PHL Variable Insurance Company

Dear Valued Customer:

As we previously disclosed to you by prior notices, we have determined that our previously issued audited financial statements for the years ended December 31, 2011, 2010 and 2009 and the unaudited financial statements for the quarterly periods ended June 30, 2012, March 31, 2012, September 30, 2011, June 30, 2011, and March 31, 2011, prepared on the basis of GAAP should no longer be relied upon and should be restated because of certain errors in those financial statements.

Also as previously disclosed in the May 1, 2013 notice, PHL Variable Insurance Company (“the Company”) announced that it had made significant progress on its Restatement and that it would provide further updates on timing and estimated financial impact on or before May 31, 2013. On May 23, 2013, the Company said that the previously announced Restatement continues to move forward. The Company now intends to provide an update on the progress of the Restatement on or before June 30, 2013 and, when available, the estimated financial impact of the Restatement.

This notice should be retained for future reference. If you have any questions, please contact us at 1-800-541-0171.

This notice has not been audited by the independent auditors.

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

May Notice-PHL

Cautionary Statement Regarding Forward-Looking Statements

The foregoing contains forward-looking statements. We intend these forward-looking statements to be covered by the safe harbor provisions of the federal securities laws relating to forward-looking statements. These forward-looking statements include statements relating to, or representing management’s beliefs about, our future transactions, strategies, operations and financial results, including, without limitation, our expectation to provide information within anticipated timeframes. Such forward-looking statements often contain words such as “will,” “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “is targeting,” “may,” “should” and other similar words or expressions. Forward-looking statements are made based upon management’s current expectations and beliefs and are not guarantees of future performance. Our ability to provide updated information about the Restatement in the anticipated timeframe, complete the Restatement and resume a timely filing schedule with respect to our SEC filings reflecting the Restatement is subject to a number of contingencies, including but not limited to, whether we continue to identify errors in our financial statements, whether existing systems and processes can be timely updated, supplemented or replaced, and the number and complexity of, and periods covered by, the periodic reports that we will have to file with the SEC to reflect the Restatement. Our actual business, financial condition or results of operations may differ materially from those suggested by forward-looking statements as a result of risks and uncertainties which include, among others, those risks and uncertainties described in any of our other filings with the SEC. Certain other factors which may impact our business, financial condition or results of operations or which may cause actual results to differ from such forward-looking statements are discussed or included in our periodic and other reports filed with the SEC and are available on our website at www.phoenixwm.com under “Investor Relations.” You are urged to carefully consider all such factors. We do not undertake or plan to update or revise forward-looking statements to reflect actual results, changes in plans, assumptions, estimates or projections, or other circumstances occurring after the date of this discussion, even if such results, changes or circumstances make it clear that any forward-looking information will not be realized. If we make any future public statements or disclosures which modify or impact any of the forward-looking statements contained in or accompanying this discussion, such statements or disclosures will be deemed to modify or supersede such statements in this discussion.

***

Insurance and annuities issued by Phoenix Life Insurance Company, East Greenbush, NY, PHL Variable Insurance Company (PHLVIC), Hartford, CT and Phoenix Life and Annuity Company (PLAC), Hartford, CT. PHLVIC is not authorized to conduct business in NY and ME. PLAC is not authorized to conduct business in CA, GA, MA, ME, MN, NH, and NY and not authorized to conduct variable universal life insurance business in ID and LA.

Variable products distributed by 1851 Securities, Inc., One American Row, Hartford, CT, 06102.

May Notice-PHL	BPD38792

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